Clovis Oncology, Inc.

5500 Flatiron Parkway, Suite 100

Boulder, CO 80301

May 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Jordan Metoyer and Ada D. Sarmento

Re: Clovis Oncology, Inc.—Request for Acceleration

Registration Statement on Form S-3

(File No. 333-253485)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Clovis Oncology, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated to May 7, 2021 at 5:30 p.m. Eastern Time or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

Clovis Oncology, Inc.

By:	/s/ Paul Gross
Name:	Paul Gross
Title:	Executive Vice President and General Counsel

cc:	Thomas Mark, Esq., Willkie Farr & Gallagher LLP